Mail Stop 3561

July 26, 2007

Via Fax & U.S. Mail

Mr. Peter R. Ingram
Chief Financial Officer
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

> **Re:** **Hawaiian Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-31443**

Dear Mr. Ingram:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis

– Liquidity and Capital Resources, page 42

1. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

MD&A – Contractual Obligations, page 46

2. Reference is made to the disclosure in note 3 where you assumed no amounts in the table for escalations in rents that are contingent in nature. As operating leases is the company's most significant obligation and represent approximately 65% of total obligations, we believe you should expand the note to describe the nature of the contingent payments (i.e. escalation of rents, etc.) including how such payments are determined under your lease agreements. Although the amounts are not a fixed, but a variable, contractual obligation, please also include disclosure in the note of the potential magnitude of these contingent estimated payments (including a range, if appropriate) under your operating lease agreements currently in place.

Consolidated Statements of Operations, page 58

3. We note that your statement of operations includes $3.8 million of non-operating income characterized as "capitalized income." Please explain to us the nature of this income and why you believe it is appropriate to recognize the amount as non-operating income on the face of the statement of operations. In addition, please include an accounting policy describing the recognition and measurement of capitalized interest in future filings.

Consolidated Statements of Cash Flows, page 61

4. We note your presentation of "net sales (purchases) of short-term investments" as an investing activity on the statement of cash flows. In light of your disclosure in Note 5 that all short-term investments are classified as available-for-sale, please revise future filings to present the sales and purchases of these investments as separate transactions (i.e., on a gross basis) on the face of the statement of cash flows. See paragraph 18 of SFAS No. 115.

Notes to the Financial Statements

General

5. We note that the balance of accounts receivable as of December 31, 2006 is $39.3 million. In light of the significance of this balance to total current assets, please revise future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraphs 13a-c of SOP 01-6.

Note 3 – Frequent Flyer Program, page 68

6. Please expand the significant accounting policy for the frequent flyer liability to specifically state that no material change in estimate occurred during the financial statement period under the program or disclose the nature and effect of any material changes in estimates that were recognized during the financial statement period under the guidance in paragraph 22 of SFAS No. 154. With respect to the January 2006 amendment to the *HawaiianMiles* program to allow members increased flexibility in redeeming mileage credits as discussed in the Business section (page 7), please tell us and disclose whether this specific change in program terms materially changed the liability and its estimates thereto.

Note 5 – Financial Instruments and Fuel Risk Management, page 73

7. Reference is made to your short term investments under Financial Instruments. We note that your short term investments as of December 31, 2005 were previously classified within cash equivalents and your disclosure of the nature and impact from changing your prior financial statement presentation in the consolidated balance sheet and statement of cash flows to now include these assets within a short term investment category. Although these changes in the consolidated balance sheet and statement of cash flows may be understandable to a reader of your consolidated financial statements, please note that it is not appropriate to categorize the change as a reclassification if previously items classified in cash equivalents did not meet its definition in accordance with paragraph 8 of SFAS No. 95, as the investments did not have a original maturity date of three months or less. It appears that your short term investments did not meet this definition as provided in your contractual maturity table for these assets. Furthermore, the change in prior treatment of an inappropriate presentation within the consolidated statement of cash flows also represents a misapplication of SFAS No. 95. As such, the revisions from an unacceptable (not an alternative acceptable) GAAP presentation represents a correction of an accounting error that would require restatement, and not solely a reclassification, of amounts in the

consolidated financial statements in accordance with the guidance in paragraph 26 of SFAS No.154 and the Statement of Auditing Standards (Section 420).   Please confirm compliance with future accounting in this manner.

Note 6. Debt and Common Stock Warrant, page 76

8. We note your disclosure that in connection with the amendment of the Term B Credit Facility, you issued warrants to the Term B Credit Facility lenders and another party to acquire 4,050,000 shares of common stock. Please tell us, and disclose in future filings, the initial terms of the warrants and how you accounted for the issuance of these warrants. Also, in future filings, please include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented. See Rule 4-08(i) of Regulation SX.

9. We note that your table presenting the maturities of long-term debt over the next five years includes amounts which total approximately $189 million. In future filings, please revise to ensure that the amounts in this table present all amounts included in the total long-term debt outstanding as presented on the face of the balance sheet and in the detail table at the beginning of Note 6.

Note 7. Leases, page 79

10. We note your disclosure that losses due to redemption, prepayment, extinguishment and modification of long-term debt and lease agreements includes a net expense of $2.7 million to write-off lease-related intangible assets and unfavorable lease liabilities related to the terminated and modified leases that had been previously recorded. It appears this $2.7 million portion of the losses should be included in "operating income (loss)," rather than in non-operating income (expense). Please revise future filings accordingly. See the analogous guidance in Note 68 of SAB 104 (Topic 13) and paragraph 25 of SFAS No. 144.

Note 10. Capital Stock, Stock Compensation and Stock Option Plans, page 88
– Stock Bonus Plan, page 92

11. We note your disclosure that you distributed 275,000 and 608,000 shares on February 14, 2006 and May 1, 2006, respectively and recognized approximately $2.6 million and $4.0 million of compensation expense for the years ended December 31, 2006 and 2005, respectively, related to the stock bonus plans. Please tell us, and disclose in future filings, how you determined the amount of compensation expense recorded in each of the years ended December 31, 2006 and 2005.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

        Sincerely,

        Name
        Linda Cvrkel